

October 25, 2013

<u>Via E-mail</u>
David F. Conte
Chief Financial Officer
Splunk Inc.
250 Brannan Street
San Francisco, California 94107

     Re: Splunk Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2013
              Filed April 1, 2013
              File No. 001-35498

Dear Mr. Conte:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Patrick Gilmore

                         Patrick Gilmore
                         Accounting Branch Chief